UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Conflict Minerals Disclosure

CPS TECHNOLOGIES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-16088	04-2832509
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
111 South Worcester Street, Norton, Massachusetts		02766
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code		508-222-0614

(Former name or former address, if changed since last report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting from January 1 to December 28, 2013.

Section 1 - Conflict Minerals Disclosure

CPS Technologies Corp. conducted an analysis of our products related to SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG) and based on CPS’s reasonable country of origin inquiry we have no reason to believe that our necessary conflict minerals may have originated in the DRC or adjoining countries.

Conflict Minerals Disclosure

A copy of The Company’s Conflict Minerals Disclosure is provided in Item 1.01 hereto and will be publicly available at: www.alsic.com.

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Item 1.01 Conflict Minerals Disclosure

CPS Technologies Corp.

Conflict Minerals Disclosure

For The Year Ended December 28, 2013

This disclosure for CPS Technologies Corp. for the year ended December 28, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commissiom (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Refore and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

Company Overview

This disclosure has been prepared by management of CPS Technologies Corp., (herein referred to as “CPS” the “Company,” “we,” “us,” or “our”). Nearly all manufacturing and testing is performed in our 38,000 square foot facility located at 111 South Worcester Street. CPS is a small business that is ISO 9001:2008 certified and publicly traded (CPSH). CPS currently employs approximately 150 employees.

Business/Product Overview

CPS Technologies Corp. (the “Company” or “CPS”) provides advanced material solutions to the electronics, power generation, automotive, and other industries. The Company’s products are generally used in high-power, high-reliability applications. The Company’s primary advanced material solution is metal matrix composites (MMS’s), a new class of materials which is a combination of metal and ceramic. CPS also assembles housings and packages for hybrid circuits. These housings and packages may include components made of metal-matrix composites.

Supply Chain Due Diligence and Process And Management System

The 3TG components involved in our manufacturing process is primarily goldplating and is focused with three vendors. The Director of Quality Assurance has responsibility to: monitor all 3TG materials in our process, inform and educate our 3TG vendors of the Conflict Minerals regulations, and to solicit information pertaining to the source of their 3TG materials. This process is performed annually using Electronic Industry and Citizenship Coalition Form (“EICC”) which all vendors of 3TG materials submitted to the Company in early 2014.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products related to SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG) and based on CPS’s reasonable country of origin inquiry we have no reason to believe that our necessary conflict minerals may have originated in the DRC or adjoining countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CPS Technologies Corporation (Registrant)
Date: May 30, 2014	/s/ Ralph M. Norwood Ralph M. Norwood Chief Financial Officer